Exhibit 99.1

Swvl Signs Three Year Contract with G4S in Saudi Arabia to provide SaaS-Based Mobility Solutions

Dubai, United Arab Emirates, November 21, 2024 (GLOBE NEWSWIRE) — Swvl Holdings Corp ("Swvl" or the "Company") (Nasdaq: SWVL), a leader in technology-driven mobility solutions for enterprises and governments, announces that it has entered into a three-year contract with almajal G4S (“G4S”), a leading facility management provider in the Kingdom of Saudi Arabia. This collaboration will enable Swvl to deliver innovative SaaS-based mobility solutions that boost G4S’s fleet efficiency, driving operational excellence and enhancing service quality across the Kingdom.

The scope of this agreement covers operations across multiple cities in the Kingdom of Saudi Arabia, including Riyadh, Jeddah, and Dammam, with over 14,000 trips performed monthly. It aims to enhance fleet operations by creating and optimizing routes, tracking the fleet in real time, and providing advanced analytics on fleet performance, which would drive greater efficiency and deliver significant cost reductions to G4S.

Under the terms of the agreement, Swvl will provide G4S a SaaS platform designed for enterprises that own and operate fleets. The Swvl Mobility Platform offers a complete suite of products to streamline fleet management, ensuring fleet operators, captains, and riders have the necessary tools for seamless operations and an improved transportation experience.

Mostafa Kandil, Chief Executive Officer of Swvl, shared his excitement about the collaboration, stating, “We’re excited to partner with G4S on this journey. This is an important step for Swvl as we expand our SaaS offering and help businesses unlock the full potential of their fleet operations.”

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Swvl's technology enhances transit system efficiency to deliver safer, more reliable, and sustainable transportation solutions.

please visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses: the aims of its agreement with G4S to enhance fleet operations by creating and optimizing routes, tracking the fleet in real time, and providing advanced analytics on fleet performance, which would drive greater efficiency and deliver significant cost reductions to G4S; and that Swvl’s collaboration with G4S will enable Swvl to deliver innovative SaaS-based mobility solutions that boost G4S’s fleet efficiency, driving operational excellence and enhancing service quality across the Kingdom of Saudi Arabia. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com